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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                                MEADOWCRAFT, INC.
                            (Name of Subject Company)

                                 SRB-MWI, L.L.C.
                              MWI ACQUISITION CO.
                                SAMUEL R. BLOUNT
                                   (Bidders)


        COMMON STOCK,                                                 58320410
   PAR VALUE $.01 PER SHARE                             (CUSIP Number of Class of Securities)
(Title of Class of Securities)

                                SAMUEL R. BLOUNT
                                    MANAGER
                                SRB-MWI, L.L.C.
                           4700 PINSON VALLEY PARKWAY
                            BIRMINGHAM, ALABAMA 35215
                            TELEPHONE: (205) 853-2220
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:
                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 909-6000

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                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE**
         $53,157,190                                                 $10,631.44

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*        Calculated by multiplying $10.00, the per share tender offer price, by
         5,315,719 shares of Common Stock sought in the Offer.

**       1/50 of 1% of Transaction Valuation.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: 10,631.44
                                -----------------
         Form or Registration No.: 14D-1
                                -----------------
         Filing Party: MWI Acquisition Co.
                      ---------------------------
         Date Filed: May 19, 1999
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
This Amendment No. 3 (this "Amendment") further amends and supplements, and constitutes the final amendment to, the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 19, 1999 by SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), MWI Acquisition Co., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Parent, and Samuel R. Blount, as amended by Amendment No. 1 thereto, dated May 28, 1999, and Amendment No. 2 thereto, dated June 17, 1999, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Meadowcraft, Inc., a Delaware corporation ("Meadowcraft"), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.


         All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

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ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 6(a) and (b) of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

          At 12:00 midnight, New York City time on Thursday, June 17, 1998, the Offer expired. A total of 5,023,849 Shares (or approximately 94.5% of the issued and outstanding Shares not already owned by Purchaser and its affiliates) were purchased pursuant to the Offer. The Purchaser has accepted for payment and paid for all such Shares at the Offer Price of $10.00 per Share, in cash, net to the tendering stockholder.

          A copy of the press release issued by Purchaser on June 18, 1999, announcing the expiration of the Offer and the preliminary results thereof, is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

          On June 30, 1999 the merger of Purchaser with and into Meadowcraft, pursuant to the short-form merger provisions of the Delaware General Corporation Law, was completed and Meadowcraft thereby became a wholly-owned subsidiary of Purchaser. In the merger, Shares not owned by Purchaser or its affiliates were converted into the right to receive $10.00 per Share in cash, subject to appraisal rights.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

     (a)(12)   Press Release issued by Purchaser on June 18, 1999.
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                                 EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(12)        Press Release issued by Purchaser on June 18, 1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


                                            SRB-MWI, L.L.C.


                                            By: /s/ Samuel R. Blount
                                               ---------------------------------
                                            Name: Samuel R. Blount
                                                 -------------------------------
                                            Title: Manager
                                                  ------------------------------


                                            MWI ACQUISITION CO.


                                            By: /s/ Samuel R. Blount
                                               ---------------------------------
                                            Name: Samuel R. Blount
                                                 -------------------------------
                                            Title: Chairman and Chief Executive
                                                  ------------------------------
                                                   Officer
                                                  ------------------------------


                                            Samuel R. Blount

                                            /s/ Samuel R. Blount
                                            ------------------------------------


Date: July 1, 1999